UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34108

Digimarc Corporation

(Exact name of registrant as specified in its charter)

8500 SW Creekside Place
Beaverton, Oregon 97008
(503) 469-4800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On May 15, 2026, pursuant to the Agreement and Plan of Reorganization, dated as of March 12, 2026, including the Agreement and Plan of Merger attached thereto, dated as of March 12, 2026, by and among Digimarc Corporation (“Old Digimarc”), Digimarc Parent, Inc. (formerly “Deschutes Parent, Inc.”) (“New Digimarc”), and Deschutes Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into Old Digimarc, with Old Digimarc surviving as a wholly owned subsidiary of New Digimarc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Digimarc Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2026	Digimarc Corporation

	By:	/s/ Charles Beck
Name: Charles Beck
Title: Chief Financial Officer, Treasurer and Secretary